November 14, 2024

Edward Kovalik
Chief Executive Officer
Prairie Operating Co.
55 Waugh Drive, Suite 400
Houston, TX 77007

       Re: Prairie Operating Co.
           Registration Statement on Form S-3
           Filed October 18, 2024
           File No. 333-282730
Dear Edward Kovalik:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed October 18, 2024
Registration Rights Agreement, page 6

1.     We note that in connection with the Standby Equity Purchase Agreement
(the
       "SEPA"), you entered into a registration rights agreement with YA II PN, LTD., pursuant to which you agreed to file a registration statement registering the resale of the common stock underlying the SEPA, a promissory note in the original principal amount of $15 million, and a commitment fee of 100,000 shares of common stock.
       Please revise your disclosure here and in the corresponding section of each resale prospectus to ensure such transactions are fully described and to disclose the total amount of shares that are subject to this registration rights agreement. November 14, 2024
Page 2
Description of Securities
Forum Selection, page 8

2. Your disclosure regarding your exclusive forum provision does not appear consistent with the provision included in your governing documents. In that regard, we note that
       Clause Thirteenth of your second amended and restated certificate of incorporation and Section 8.08 of your amended and restated bylaws select "the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior
       Court of the State of Delaware does not have jurisdiction, the United States District
       Court for the District of Delaware..." as the exclusive forum for certain actions and that the district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. In addition, disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please ensure corresponding disclosure is included in each resale prospectus.
Plan of Distribution, page 17

3. You state on page 17 of the resale prospectus registering the offer and sale of up
       to 4,198,343 Shares of Common Stock that Regulation M    may apply to
sales of
       securities in the market and to the activities of the Selling Stockholder and its
       affiliates.    Please revise to disclose how the provisions of
Regulation M may
       prohibit YA II PN, LTD and any other distribution participants that are participating in the distribution of your securities from engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the ordinary shares) while the equity line is in effect; and purchasing shares in the open market while the equity line is in effect.
General

4. It appears that the aggregate market value of your common equity held by non-
       affiliates during the 60 days prior to October 18, 2024 did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General
       Instruction I.B.1, or if you are relying on General Instruction I.B.6 for Form S- 3 eligibility, include the information required pursuant to Instruction 7 to General
       Instruction I.B.6. Alternatively, please amend your registration statement on an appropriate form.
 November 14, 2024
Page 3
5. Please revise your explanatory note to clarify that the resale prospectus registering the offer and sale by certain selling stockholders of an aggregate of 2,968,592 shares of common stock includes 1,141,552 shares that are issuable upon exercise of warrants issued to investors in accordance with a subordinated promissory note entered into on
       September 30, 2024 and 1,827,040 shares issued to an investor pursuant to a securities purchase agreement dated September 30, 2024.
6. Please revise the explanatory note and the prospectus cover page for the resale prospectus registering the offer and sale of to 4,198,343 shares of common stock by
       YA II PN, LTD., to clarify whether you are registering 100,000 commitment shares issued to YA. In that regard, we note your disclosure on page 14 under Selling
       Stockholder states that such 4,198,343 shares consist of (i) up to 100,000 commitment shares that have been issued to YA for the commitment fee, and (ii) up to 4,098,343 shares of common stock (a) issuable to YA by the company under the SEPA, subject to the satisfaction of the conditions set forth in the SEPA, and (b) issuable to YA upon conversions of the Yorkville Note.
7. Please expand the disclosure in your resale prospectus with respect to the registration of 2,968,592 shares of common stock to describe the material terms of the warrants to purchase 1,141,552 shares, including the exercise price and the period of time during which such warrants are exercisable.
8. Please expand the disclosure in your resale prospectus with respect to the registration of 4,198,343 shares of common stock to describe the material terms of the Yorkville
       Note, including the conversion price and any mechanics.
9. We note your disclosure in each resale prospectus under Plan of Distribution that your selling shareholders may sell their securities to or through underwriters and in any method permitted pursuant to applicable law. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 November 14, 2024
Page 4

        Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650
if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Ramey Layne